Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three months ended December 31, 2024 and 2023

(unaudited)

Interim Consolidated Statements of Earnings

For the three months ended December 31

(in thousands of Canadian dollars, except per share data) (unaudited)

	Notes	2024	2023

		$	$
Revenue	10	3,785,245	3,602,970
Operating expenses
Costs of services, selling and administrative		3,174,150	3,019,115
Restructuring, integration and acquisition-related costs	6	13,364	49,840
Net finance costs	7	6,612	7,258
Foreign exchange gain		(627)	(378)
		3,193,499	3,075,835
Earnings before income taxes		591,746	527,135
Income tax expense		153,166	137,339
Net earnings		438,580	389,796
Earnings per share
Basic earnings per share	5c	1.95	1.69
Diluted earnings per share	5c	1.92	1.67

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	1

Interim Consolidated Statement of Comprehensive Income

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	2024	2023

	$	$
Net earnings	438,580	389,796
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	229,342	46,891
Net (losses) gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(75,228)	7,634
Deferred gains of hedging on cross-currency swaps	2,561	4,583
Net unrealized gains (losses) on cash flow hedges	22,023	(10,688)
Net unrealized (losses) gains on financial assets at fair value through other comprehensive income	(383)	1,852
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(5,871)	(1,985)
Other comprehensive income	172,444	48,287
Comprehensive income	611,024	438,083

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	2

Interim Consolidated Balance Sheet

(in thousands of Canadian dollars) (unaudited)

	Notes	As at December 31, 2024	As at September 30, 2024

		$	$

Assets

Current assets

Cash and cash equivalents	9c and 11	1,801,250	1,461,145

Accounts receivable		1,462,809	1,398,402

Work in progress		1,150,169	1,208,095

Current financial assets	11	14,115	8,334

Prepaid expenses and other current assets		192,765	211,279

Income taxes		7,052	23,271

Total current assets before funds held for clients		4,628,160	4,310,526
Funds held for clients		944,833	506,780

Total current assets		5,572,993	4,817,306

Property, plant and equipment		362,150	366,823

Right-of-use assets		472,629	466,115

Contract costs		354,004	344,029

Intangible assets		831,047	718,575

Other long-term assets		100,560	110,440

Long-term financial assets		179,102	149,237

Deferred tax assets		247,434	242,567

Goodwill		9,804,061	9,470,376

		17,923,980	16,685,468

Liabilities

Current liabilities

Accounts payable and accrued liabilities		1,262,141	999,790

Accrued compensation and employee-related liabilities		1,139,971	1,165,903

Deferred revenue		559,238	536,788

Income taxes		153,929	150,300

Current portion of long-term debt		977	999

Current portion of lease liabilities		149,511	150,252

Provisions		27,804	27,471

Current derivative financial instruments	11	7,062	13,073

Total current liabilities before clients’ funds obligations		3,300,633	3,044,576

Clients’ funds obligations		942,729	504,515

Total current liabilities		4,243,362	3,549,091

Long-term debt		2,776,522	2,687,309

Long-term lease liabilities		473,227	469,843

Long-term provisions		18,240	18,951

Other long-term liabilities		337,847	301,082

Long-term derivative financial instruments	11	2,372	19,704

Deferred tax liabilities		31,096	21,132

Retirement benefits obligations		183,469	190,366

		8,066,135	7,257,478

Equity

Retained earnings		7,381,283	7,129,370

Accumulated other comprehensive income	4	623,697	451,253

Capital stock	5a	1,500,143	1,470,333

Contributed surplus		352,722	377,034

		9,857,845	9,427,990

		17,923,980	16,685,468

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	3

Interim Consolidated Statements of Changes in Equity

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990

Net earnings		438,580	—	—	—	438,580

Other comprehensive income		—	172,444	—	—	172,444

Comprehensive income		438,580	172,444	—	—	611,024

Share-based payment costs		—	—	—	24,278	24,278

Income tax impact associated with share-based payments		—	—	—	1,176	1,176

Exercise of stock options	5a	—	—	19,451	(3,179)	16,272

Exercise of performance share units	5a	(15,193)	—	31,621	(46,587)	(30,159)

Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(137,341)	—	(7,939)	—	(145,280)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(13,323)	—	(13,323)

Cash dividends declared	5a	(34,133)	—	—	—	(34,133)

Balance as at December 31, 2024		7,381,283	623,697	1,500,143	352,722	9,857,845

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294

Net earnings		389,796	—	—	—	389,796

Other comprehensive income		—	48,287	—	—	48,287

Comprehensive income		389,796	48,287	—	—	438,083

Share-based payment costs		—	—	—	18,762	18,762

Income tax impact associated with share-based payments		—	—	—	6,066	6,066

Exercise of stock options	5a	—	—	32,114	(5,283)	26,831

Exercise of performance share units	5a	1,089	—	11,765	(25,064)	(12,210)

Purchase for cancellation of Class A subordinate voting shares	5a	(109,816)	—	(7,143)	—	(116,959)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(66,847)	—	(66,847)

Balance as at December 31, 2023		6,610,176	207,262	1,447,069	339,513	8,604,020

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	4

Interim Consolidated Statements of Cash Flows

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	2024	2023

		$	$

Operating activities

Net earnings		438,580	389,796

Adjustments for:

Amortization, depreciation and impairment		141,518	133,206

Deferred income tax expense (recovery)		2,994	(14,068)

Foreign exchange gain		(8,584)	(4,259)

Share-based payment costs		24,278	18,762

Loss on sale of property, plant and equipment and on lease terminations		52	—

Net change in non-cash working capital items and others	9a	47,585	53,735

Cash provided by operating activities		646,423	577,172

Investing activities

Net change in short-term investments		1,489	(31,055)

Business acquisitions (net of cash acquired)	8	(30,041)	(49,391)

Loan receivable		1,358	1,782

Purchase of property, plant and equipment		(25,998)	(28,496)

Proceeds from sale of property, plant and equipment		1,295	—

Additions to contract costs		(22,253)	(21,921)

Additions to intangible assets		(34,913)	(34,956)

Purchase of long-term investments		(16,866)	—

Proceeds from sale of long-term investments		11,559	15,204

Cash used in investing activities		(114,370)	(148,833)

Financing activities

Repayment of long-term debt	11	—	(673,263)

Settlement of derivative financial instruments	11	—	18,087

Payment of lease liabilities		(41,618)	(32,950)

Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(152,949)	(126,136)

Issuance of Class A subordinate voting shares	5a	16,284	26,831

Purchase of Class A subordinate voting shares held in trusts	5a	(13,323)	(66,847)

Withholding taxes remitted on the net settlement of performance share units	5a	(30,159)	(12,210)

Cash dividends paid	5a	(34,133)	—

Net change in clients’ funds obligations		438,130	120,592

Cash provided by (used in) financing activities		182,232	(745,896)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		60,102	(12,732)

Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients		774,387	(330,289)

Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,694,729	1,838,083

Cash, cash equivalents and cash included in funds held for clients, end of period		2,469,116	1,507,794

Cash composition:

Cash and cash equivalents		1,801,250	1,132,661

Cash included in funds held for clients		667,866	375,133

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2024 which were consistently applied to all periods presented, except for the new accounting standard amendments adopted on October 1, 2024, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2024.

During the three months ended December 31, 2024, the Company combined previously reported Acquisition-related and integration costs and Cost optimization program into one operating expenses line called Restructuring, integration and acquisition-related costs. Comparative figures were combined to align with the new presentation with no other impact on the interim condensed consolidated financial statements.

The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2024 and 2023 were authorized for issue by the Board of Directors on January 28, 2025.

3.	Accounting policies

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2024:

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier finance arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements will include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The implementation of these standard amendments resulted in no impact on the Company’s interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

ACCOUNTING STANDARD CLARIFICATIONS

International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting

In 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. The Company is currently reviewing these clarifications to determine whether modifications to its segment reporting are necessary.

FUTURE ACCOUNTING STANDARD CHANGES

There have been no significant updates to future accounting standard changes applicable or consequential to the Company since those disclosed in the annual consolidated financial statements for the year ended September 30, 2024.

4.	Accumulated other comprehensive income

	As at December 31, 2024	As at September 30, 2024

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $45,746 ($44,210 as at September 30, 2024)	1,125,601	896,259

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $49,092 ($48,921 as at September 30, 2024)	(464,185)	(388,957)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $3,298 ($2,907 as at September 30, 2024)	21,592	19,031

Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expense of $6,081 (net of accumulated income tax recovery of $1,421 as at September 30, 2024)	15,093	(6,930)

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $660 ($707 as at September 30, 2024)	2,064	2,447

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $25,883 ($24,817 as at September 30, 2024)	(76,468)	(70,597)

	623,697	451,253

For the three months ended December 31, 2024, $2,838,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $940,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($5,809,000 and $2,064,000, respectively, were reclassified for the three months ended December 31, 2023).

For the three months ended December 31, 2024, $3,274,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $500,000, were also reclassified in the consolidated statements of earnings ($2,978,000 and $455,000, respectively for the three months ended December 31, 2023).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B shares (multiple voting)		Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2024	203,774,163	1,436,680	24,122,758	33,653	227,896,921	1,470,333

Release of Class A subordinate voting shares held in trusts	—	31,621	—	—	—	31,621

Purchased and held in trusts	—	(13,323)	—	—	—	(13,323)

Issued upon exercise of stock options	233,682	19,451	—	—	233,682	19,451

Purchased and cancelled	(903,600)	(7,733)	—	—	(903,600)	(7,733)

Purchased and not cancelled	—	(206)	—	—	—	(206)

As at December 31, 2024	203,104,245	1,466,490	24,122,758	33,653	227,227,003	1,500,143

i)	Shares held in trusts

During the three months ended December 31, 2024, 296,765 Class A subordinate voting shares held in trust were released (143,523 during the three months ended December 31, 2023) with a recorded value of $31,621,000 ($11,765,000 during the three months ended December 31, 2023) that was removed from contributed surplus.

During the three months ended December 31, 2024, the Company settled the withholding tax obligations on behalf of the employees under the Share Unit Plan for a cash payment of $30,159,000 ($12,210,000 during the three months ended December 31, 2023).

During the three months ended December 31, 2024, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 84,456 Class A subordinate voting shares of the Company on the open market (463,364 during the three months ended December 31, 2023) for a total cash consideration of $13,323,000 ($66,847,000 during the three months ended December 31, 2023).

As at December 31, 2024, 2,389,047 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,629,584 as at December 31, 2023 and 2,601,356 as at September 30, 2024).

ii)	Exercises of stock options

The carrying value of Class A subordinate voting shares includes $3,179,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the three months ended December 31, 2024 ($5,283,000 during the three months ended December 31, 2023).

iii)	Shares purchased and cancelled

On January 28, 2025, the Company’s Board of Directors authorized, subject to regulatory approval from the Toronto Stock Exchange (TSX), the renewal of its Normal Course Issuer Bid (NCIB), which allows for the purchase for cancellation of up to 20,196,413 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares were available for purchase for cancellation commencing on February 6, 2025, until no later than February 5, 2026, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the three months ended December 31, 2024, the Company purchased for cancellation 927,599 Class A subordinate voting shares under its current NCIB for a total cash consideration of $143,150,000 and the excess of the purchase price over the carrying value in the amount of $135,212,000 was charged to retained earnings. Of the purchased Class A subordinate voting shares, 23,999 Class A subordinate voting shares with a carrying value of $206,000 and a purchase value of $3,766,000 were held by the Company and were paid and cancelled subsequent to December 31, 2024.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

a)	Capital stock (continued)

iii)	Shares purchased and cancelled (continued)

During the three months ended December 31, 2023, the Company purchased for cancellation 874,700 Class A subordinate voting shares under its previous NCIB for a total cash consideration of $116,959,000 and the excess of the purchase price over the carrying value in the amount of $109,816,000 was charged to retained earnings. During the three months ended December 31, 2023, the Company also paid for and cancelled 68,550 Class A subordinate voting shares under its previous NCIB, with a carrying value of $558,000 and for a total cash consideration of $9,177,000, which were purchased but were neither paid nor cancelled as at September 30, 2023.

On June 20, 2024, the Canadian government enacted new legislation to implement tax measures on equity repurchased by public companies. The legislation requires a company to pay a 2.0% tax on the fair market value of their repurchased shares. This tax liability can be offset by the issuance of new equity during the relevant taxation year. The tax applies retroactively to repurchases and issuances of equity that occurred on or after January 1, 2024. During the three months ended December 31, 2024, the Company recorded $2,129,000 of accrued liabilities related to Class A subordinate voting shares repurchased net of the exercise of stock options, with a corresponding reduction to retained earnings (nil during the three months ended December 31, 2023) and paid $13,565,000 in relation to such liabilities (nil during the three months ended December 31, 2023).

iv)	Dividends

During the three months ended December 31, 2024, the Company declared and paid a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.15 per share, for an aggregate amount of $34,133,000 (nil for the three months ended December 31, 2023).

On January 28, 2025, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.15 per share. This dividend is payable on March 21, 2025 to shareholders of record as of the close of business on February 14, 2025.

b)	Share-based payments

i)	Performance share units (PSUs) and Restricted share units (RSUs)

During the three months ended December 31, 2024, 667,657 PSUs were granted, 490,693 were exercised and 352,142 were forfeited. The PSUs granted in the period had a weighted average grant date fair value of $159.41 per unit.

There are currently no outstanding RSUs under the Company’s Share Unit Plan.

ii)	Stock options

During the three months ended December 31, 2024, 233,682 stock options were exercised (Note 5a).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2024				2023
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$

Basic	438,580	225,191,270	1.95	389,796	230,298,674	1.69

Net effect of dilutive stock options and PSUs[2]		3,050,206			3,598,608
Diluted	438,580	228,241,476	1.92	389,796	233,897,282	1.67

[1]

During the three months ended December 31, 2024, 927,599 Class A subordinate voting shares purchased for cancellation and 2,389,047 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of transaction (874,700 and 2,629,584, respectively during the three months ended December 31, 2023).

[2]	For the three months ended December 31, 2024 and 2023, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.

6.	Restructuring, integration and acquisition-related costs

	Three months ended December 31

	2024	2023

	$	$

European restructuring	8,300	—

Cost optimization program	—	47,662

Integration and acquisition-related costs	5,064	2,178

	13,364	49,840

During the three months ended December 31, 2024, the Company announced a restructuring program with targeted actions in Europe, mainly in Germany, to realign its cost structure with current market conditions. The Company recorded costs for terminations of employment of $8,300,000 under this initiative.

During the year ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio. As at March 31, 2024, the Company completed its cost optimization program for a total cost of $100,027,000, of which $47,662,000 was expensed during the three months ended December 31, 2023. These amounts included costs for terminations of employment of $31,153,000 and costs of vacating leased premises of $16,509,000.

During the three months ended December 31, 2024, the Company incurred $5,064,000 of integration and acquisition-related costs. The integration costs were related to costs of vacating leased premises of $1,201,000, costs of rationalizing the redundancy of employment of $1,019,000, and other integration costs towards the CGI operating model of $1,356,000. The acquisition-related costs represented $1,488,000.

During the three months ended December 31, 2023, the Company incurred $2,178,000 of integration costs. These costs were related to costs of vacating leased premises of $798,000, costs of rationalizing the redundancy of employment of $232,000, and other integration costs towards the CGI operating model of $1,148,000.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Net finance costs

	Three months ended December 31

	2024	2023

	$	$

Interest on long-term debt	14,909	12,748

Interest on lease liabilities	7,094	7,389

Net interest costs on net defined benefit pension plans	1,621	1,983

Other finance costs	86	2,151

Finance costs	23,710	24,271

Finance income	(17,098)	(17,013)

	6,612	7,258

8.	Investments in subsidiaries

a)	Acquisitions and disposals

On December 13, 2024, the Company acquired all of the outstanding equity interests of Daugherty Systems, Inc. (Daugherty), a professional services firm specializing in artificial intelligence, data analytics, strategic IT consulting, and business advisory services, based in the U.S. and headquartered in St. Louis, Missouri, for a total purchase price of $346,973,000. The acquisition is reported under the U.S. Commercial and State Government operating segment.

The acquisition was made to further expand CGI’s footprint in the region and to complement CGI’s proximity model.

The following table presents the estimated fair value of assets acquired and liabilities assumed for the acquisition of Daugherty based on the preliminary estimate of acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

$

Accounts receivable	55,846

Work in progress	16,447

Prepaid expenses and other current assets	10,038

Property, plant and equipment	390

Right-of-use assets	15,698

Intangible assets[1]	79,408

Goodwill[2]	213,427

Current liabilities	(53,598)

Lease liabilities	(15,698)

321,958

Cash acquired	25,015

Net assets acquired	346,973

Consideration paid	48,991

Consideration payable[3]	297,982

[1]	Intangible assets are composed of client relationships.

[2]

The goodwill arising from the acquisition mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is deductible for tax purposes.

[3]	The Company paid $282,384,000 in January 2025.

The estimated fair value of all assets acquired and liabilities assumed for Daugherty is preliminary and will be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Investments in subsidiaries (continued)

a)	Acquisitions and disposals (continued)

Based on the historical financial performance and excluding any financial synergies, for the three months ended December 31, 2024, Daugherty would have contributed approximately $80,000,000 of revenues while the impact on net earnings of the Company would not have been significant had the acquisition date been October 1, 2024. Furthermore, since the date of acquisition, the Daugherty acquisition generated approximately $10,900,000 of revenues and $60,000 of net earnings to the financial results of the Company.

There were no material disposals for the three months ended December 31, 2024.

b)	Business acquisitions realized in the prior fiscal year

During the three months ended December 31, 2024, the Company paid $6,065,000 related to an acquisition realized in the prior fiscal year.

9.	Supplementary cash flow information

a)	Net change in non-cash working capital items and others is as follows for the three months ended December 31:

	2024	2023

	$	$

Accounts receivable	7,969	(104,094)

Work in progress	99,135	123,704

Prepaid expenses and other assets	32,166	32,248

Long-term financial assets	(2,945)	(12,964)

Accounts payable and accrued liabilities	(79,999)	(626)

Accrued compensation and employee-related liabilities	(69,139)	(24,869)

Deferred revenue	19,902	5,191

Income taxes	22,237	11,386

Provisions	(347)	11,761

Long-term liabilities	20,442	14,637

Derivative financial instruments	(16)	(92)

Retirement benefits obligations	(1,820)	(2,547)

	47,585	53,735

b)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2024	2023

	$	$

Interest paid	7,780	18,662

Interest received	17,249	22,809

Income taxes paid	108,054	125,253

c)	Cash and cash equivalents consisted of unrestricted cash as at December 31, 2024 and September 30, 2024.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information

Effective October 1, 2024, the Company realigned its management structure, resulting in the reorganization of its operating segments. The former operating segments of Scandinavia and Central Europe (Germany, Sweden, and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark, and Czech Republic) were reorganized into Scandinavia, Northwest, and Central-East Europe operating segment (primarily Sweden, Netherlands, Norway, Denmark, and Czech Republic), and Germany operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; U.S. Federal; Canada; Scandinavia, Northwest and Central-East Europe (primarily Sweden, Netherlands, Norway, Denmark and Czech Republic); United Kingdom (U.K.) and Australia; Germany; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The Company has restated the segmented information for the comparative period to conform to the new segmented information structure.

		For the three months ended December 31, 2024
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central-East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	652,521	578,233	566,040	528,646	407,790	406,186	213,972	224,062	248,717	(40,922)	3,785,245

Segment earnings before restructuring, integration and acquisition-related costs, net finance costs and income tax expense[1]	84,029	78,001	73,233	127,231	46,931	66,956	25,439	29,091	80,811	—	611,722

Restructuring, integration and acquisition-related costs (Note 6)											(13,364)

Net finance costs (Note 7)											(6,612)

Earnings before income taxes											591,746

[1] Total amortization and depreciation of $140,252,000 included in the Western and Southern Europe, U.S. Commercial and State Government, U.S. Federal, Canada, Scandinavia, Northwest and Central-East Europe, U.K. and Australia, Germany, Finland, Poland and Baltics, and Asia Pacific segments is $18,543,000, $25,900,000, $21,115,000, $16,581,000, $20,525,000, $10,448,000, $9,817,000, $9,574,000, and $7,749,000, respectively, for the three months ended December 31, 2024.

		For the three months ended December 31, 2023
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	653,055	558,992	483,238	499,204	404,196	371,317	222,548	218,888	233,310	(41,778)	3,602,970

Segment earnings before restructuring, integration and acquisition-related costs, net finance costs and income tax expense[1]	86,670	70,377	69,938	120,099	46,785	62,591	24,888	27,025	75,860	—	584,233

Restructuring, integration and acquisition-related costs (Note 6)											(49,840)

Net finance costs (Note 7)											(7,258)

Earnings before income taxes											527,135

[1]

Total amortization and depreciation of $129,193,000 included in the Western and Southern Europe, U.S. Commercial and State Government, U.S. Federal, Canada, Scandinavia, Northwest and Central-East Europe, U.K. and Australia, Germany, Finland, Poland and Baltics, and Asia Pacific segments is $18,272,000, $22,107,000,$16,597,000, $14,207,000, $21,205,000, $11,006,000, $9,200,000, $9,655,000, and $6,944,000, respectively, for the three months ended December 31, 2023.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2024. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three months ended December 31:

	2024	2023

	$	$

Western and Southern Europe

France	560,322	568,210

Portugal	32,157	30,380

Spain	31,692	28,217

Others	15,854	15,289

	640,025	642,096

U.S.[1]	1,211,767	1,097,288

Canada	578,856	544,374

Scandinavia, Northwest and Central-East Europe

Sweden	172,697	181,851

Netherlands	165,832	156,907

Norway	27,083	27,384

Denmark	23,059	21,888

Czech Republic	18,583	21,742

Others	17,549	14,725

	424,803	424,497

U.K. and Australia

U.K.	437,832	404,412

Australia	20,808	18,067

	458,640	422,479

Germany	230,719	237,338

Finland, Poland and Baltics

Finland	220,950	213,476

Others	18,252	17,368

	239,202	230,844

Asia Pacific

Others	1,233	4,054

	1,233	4,054

	3,785,245	3,602,970

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $644,075,000 and $567,692,000, respectively, for the three months ended December 31, 2024 ($611,890,000 and $485,398,000, respectively, for the three months ended December 31, 2023).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three months ended December 31:

	2024	2023

	$	$

Managed IT and business process services	2,166,306	1,971,844

Business and strategic IT consulting and systems integration services	1,618,939	1,631,126
	3,785,245	3,602,970

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $564,957,000 and 14.9% of revenues for the three months ended December 31, 2024 ($480,897,000 and 13.3% for the three months ended December 31, 2023).

11.	Financial instruments

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI).

There were no changes in valuation techniques used for fair value measurements during the three months ended December 31, 2024.

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy.

		As at December 31, 2024		As at September 30, 2024

	Level	Carrying amount	Fair value	Carrying amount	Fair value

		$	$	$	$

2021 U.S. Senior Notes	Level 2	1,431,653	1,296,962	1,342,758	1,223,120

2021 CAD Senior Notes	Level 2	597,396	565,716	597,212	564,768

2024 CAD Senior Notes	Level 2	746,372	757,225	746,144	759,375

Other long-term debt	Level 2	2,078	1,967	2,194	2,119

		2,777,499	2,621,870	2,688,308	2,549,382

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short-term maturity.

In December 2023, the Company repaid in full the unsecured committed term loan credit facility of U.S. $500,000,000, for a total amount of $670,350,000. The Company also settled the related cross currency swaps with a notional amount of $670,039,000 for a net gain of $18,087,000, for which $311,000 related to the cash flow hedge was recorded in net finance costs and $17,776,000 related to the net investment hedge was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.	Financial instruments (continued)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2024	As at September 30, 2024

		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	1,801,250	1,461,145

Cash included in funds held for clients	Level 2	667,866	233,584

Deferred compensation plan assets	Level 1	122,687	112,270

		2,591,803	1,806,999

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Foreign currency forward contracts		12,325	5,055

Long-term derivative financial instruments	Level 2

Cross-currency swaps		6,410	—

Foreign currency forward contracts		14,599	2,644

		33,334	7,699

FVOCI

Short-term investments included in current financial assets	Level 2	1,790	3,279

Long-term bonds included in funds held for clients	Level 2	226,967	223,196

Long-term investments	Level 2	27,353	24,209

		256,110	250,684

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Foreign currency forward contracts		7,062	13,073

Long-term derivative financial instruments	Level 2

Cross-currency swaps		113	9,500

Foreign currency forward contracts		2,259	10,204

		9,434	32,777

There have been no transfers between Level 1 and Level 2 during the three months ended December 31, 2024.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023	16